SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
Rule 13d-2(a)

(Amendment No. 6)1

Nobel Learning Communities, Inc.

(Name of Issuer)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

654889104

(CUSIP Number)

Hugh Steven Wilson
Latham & Watkins LLP
701 “B” Street, Suite 2100
San Diego, California 92101-8197
(619) 236-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2003

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐.

(Continued on the following pages)

Page 1 of 19 Pages

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

SCHEDULE 13D

CUSIP No. 654889104	Page 2 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

KU LEARNING, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER	7	SOLE VOTING POWER
OF SHARES
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH	1,883,500 shares

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

1,883,500 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,883,500 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.7% (1)

14	TYPE OF REPORTING PERSON*

OO

(1)	Based on 6,554,966 shares of Common Stock outstanding as of May 12, 2003, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 13, 2003.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 654889104	Page 3 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

KNOWLEDGE UNIVERSE, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER	7	SOLE VOTING POWER
OF SHARES
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH	1,883,500 shares

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

1,883,500 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,883,500 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.7%(1)

14	TYPE OF REPORTING PERSON*

OO

(1)	Based on 6,554,966 shares of Common Stock outstanding as of May 12, 2003, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 13, 2003.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 654889104	Page 4 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

ET HOLDINGS, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER	7	SOLE VOTING POWER
OF SHARES
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH	1,883,500 shares

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

1,883,500 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,883,500 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.7%(1)

14	TYPE OF REPORTING PERSON*

OO

(1)	Based on 6,554,966 shares of Common Stock outstanding as of May 12, 2003, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 13, 2003.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 654889104	Page 5 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

ET CONSOLIDATED, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER	7	SOLE VOTING POWER
OF SHARES
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH	1,883,500 shares

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

1,883,500 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,883,500 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.7%(1)

14	TYPE OF REPORTING PERSON*

OO

(1)	Based on 6,554,966 shares of Common Stock outstanding as of May 12, 2003, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 13, 2003.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 654889104	Page 6 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

HAMPSTEAD ASSOCIATES, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER	7	SOLE VOTING POWER
OF SHARES
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH	1,883,500 shares

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

1,883,500 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,883,500 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.7%(1)

14	TYPE OF REPORTING PERSON*

OO

(1)	Based on 6,554,966 shares of Common Stock outstanding as of May 12, 2003, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 13, 2003.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 654889104	Page 7 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

MOLLUSK HOLDINGS, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER	7	SOLE VOTING POWER
OF SHARES
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH	2,001,981(2) shares

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

2,001,981(2) shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,001,981(2) shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.0%(1)(2)

14	TYPE OF REPORTING PERSON*

OO

(1)	Based on 6,554,966 shares of Common Stock outstanding as of May 12, 2003, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 13, 2003.

(2)	Includes 118,481 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Company.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 654889104	Page 8 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

CEPHALOPOD CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER	7	SOLE VOTING POWER
OF SHARES
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH	2,001,981(2) shares

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

2,001,981(2) shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,001,981(2) shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.0%(1)(2)

14	TYPE OF REPORTING PERSON*

CO

(1)	Based on 6,554,966 shares of Common Stock outstanding as of May 12, 2003, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 13, 2003.

(2)	Includes 118,481 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Company.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 654889104	Page 9 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

LAWRENCE INVESTMENTS, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER	7	SOLE VOTING POWER
OF SHARES
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH	2,001,981(2) shares

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

2,001,981(2) shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,001,981(2) shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.0%(1)(2)

14	TYPE OF REPORTING PERSON*

OO

(1)	Based on 6,554,966 shares of Common Stock outstanding as of May 12, 2003, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 13, 2003.

(2)	Includes 118,481 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Company.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 654889104	Page 10 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

LAWRENCE J. ELLISON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER	7	SOLE VOTING POWER
OF SHARES
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH	2,001,981(2) shares

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

2,001,981(2) shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,001,981(2) shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.0%(1)(2)

14	TYPE OF REPORTING PERSON*

IN

(1)	Based on 6,554,966 shares of Common Stock outstanding as of May 12, 2003, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 13, 2003.

(2)	Includes 118,481 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Company.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 654889104	Page 11 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

RIDGEVIEW ASSOCIATES, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER	7	SOLE VOTING POWER
OF SHARES
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH	1,883,500 shares

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

1,883,500 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,883,500 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.7%(1)

14	TYPE OF REPORTING PERSON*

OO

(1)	Based on 6,554,966 shares of Common Stock outstanding as of May 12, 2003, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 13, 2003.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 654889104	Page 12 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

BLESBOK LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER	7	SOLE VOTING POWER
OF SHARES
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH	137,804(2) shares

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

137,804(2) shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

137,804(2) shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%(1)(2)

14	TYPE OF REPORTING PERSON*

OO

(1)	Based on 6,554,966 shares of Common Stock outstanding as of May 12, 2003, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 13, 2003.

(2)	Includes 137,804 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Company.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 654889104	Page 13 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

MICHAEL R. MILKEN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER	7	SOLE VOTING POWER
OF SHARES
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH	2,021,304(2) shares

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

2,021,304(2) shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,021,304(2) shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.2%(1)(2)

14	TYPE OF REPORTING PERSON*

IN

(1)	Based on 6,554,966 shares of Common Stock outstanding as of May 12, 2003, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 13, 2003.

(2)	Includes 137,804 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Company.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 654889104	Page 14 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

LOWELL J. MILKEN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER	7	SOLE VOTING POWER
OF SHARES
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH	2,021,304(2) shares

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

2,021,304(2) shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,021,304(2) shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.2%(1)(2)

14	TYPE OF REPORTING PERSON*

IN

(1)	Based on 6,554,966 shares of Common Stock outstanding as of May 12, 2003, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 13, 2003.

(2)	Includes 137,804 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Company.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) relating to Nobel Learning Communities, Inc., a Delaware corporation (the “Company”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Commission on January 26, 1998, as amended by Amendment No. 1 thereto filed with the Commission on June 2, 1998, Amendment No. 2 thereto filed with the Commission on November 10, 1999, Amendment No. 3 thereto filed with the Commission on December 31, 2002, Amendment No. 4 thereto filed with the Commission on March 14, 2003 and Amendment No. 5 thereto filed with the Commission on May 28, 2003 (together, the “Schedule 13D”). Capitalized terms used and not defined herein have the same meaning as in the Schedule 13D.

Item 2. Identity and Background.

     The information in Item 2 is hereby amended and supplemented by adding the following thereto:

     This schedule is filed by Blesbok LLC, a Delaware limited liability company (“Blesbok”), and certain of the Reporting Persons previously disclosed in the Schedule 13D. On June 30, 2003, since the last filing of an amendment to the Schedule 13D, KULG and KU II dissolved and are no longer considered Reporting Persons. Blesbok together with each of the previously disclosed Reporting Persons other than KULG and KU II are now the “Reporting Persons.”

     The principal business of Blesbok is to acquire interests in, and/or operate, other companies and businesses, primarily, but not limited to, companies and businesses engaged in education. The principal executive offices and principal business of Blesbok is located at 1250 Fourth Street, Sixth Floor, Santa Monica, California 90401.

     During the last five years, Blesbok has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, Blesbok has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The information in Item 3 is hereby amended and supplemented by adding the following thereto:

     On September 9, 2003, Blesbok acquired 137,804 shares of the Company’s Series F Convertible Preferred Stock, $.001 par value (the “Series F Preferred Stock”) directly from the Company for an aggregate purchase price of $702,799. Such shares of Series F Preferred Stock are convertible into 137,804 shares of Common Stock, subject to anti-dilution adjustment, at any time at the election of the holder. The funds for the purchase of such shares of Series F Preferred Stock were provided to Blesbok by its members, Michael R. Milken and Lowell J. Milken.

     On September 9, 2003, Mollusk acquired 118,481 shares of the Series F Preferred Stock directly from the Company for an aggregate purchase price of $604,255. Such shares of Series F Preferred Stock are convertible into 118,481 shares of Common Stock, subject to anti-dilution adjustment, at any time at the election of the holder. The funds for the purchase of such shares of Series F Preferred Stock were provided to Mollusk by Cephalopod and Lawrence, each of which received such funds from Ellison.

Item 5. Interest in Securities of the Issuer.

     The information in Item 5 is hereby amended and supplemented by adding the following thereto:

     Blesbok may be deemed to beneficially own an aggregate of 137,804 shares of Common Stock which it has the right to acquire upon conversion of Series F Preferred Stock, representing approximately 2.1% of the outstanding shares of Common Stock, based on 6,554,966 shares of Common Stock outstanding as of May 12, 2003, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 13, 2003.

     As the managing members of Blesbok, Michael R. Milken and Lowell J. Milken may be deemed to share the powers of voting and disposition of the shares of Common Stock beneficially owned by Blesbok (and other entities as described in the Schedule 13D). As such, Michael R. Milken and Lowell J. Milken may be deemed to beneficially own an aggregate of 2,021,304 shares of Common Stock, representing approximately 30.2% of the outstanding shares of Common Stock, based on 6,554,966 shares of Common Stock outstanding as of May 12, 2003, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 13, 2003.

     Mollusk may be deemed to beneficially own an aggregate of 2,001,981 shares of Common Stock, including 118,481 shares of Common Stock which it has the right to acquire upon conversion of Series F Preferred Stock, representing approximately 30.0% of the outstanding shares of Common Stock, based on 6,554,966 shares of Common Stock outstanding as of May 12, 2003, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 13, 2003.

     Cephalopod and Lawrence are members of Mollusk, and Ellison controls and beneficially owns Cephalopod and Lawrence, and as a result they each may be deemed to share the powers of voting and disposition of the shares of Common Stock beneficially owned by Mollusk (and other entities as described in the Schedule 13D). As such, Cephalopod, Lawrence and Ellison may be deemed to beneficially own an aggregate of 2,001,981 shares of Common Stock, representing approximately 30.0% of the outstanding shares of Common Stock, based on 6,554,966 shares of Common Stock outstanding as of May 12, 2003, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 13, 2003.

     Except as described in this Amendment No. 6, the Reporting Persons have not effected transactions in the Common Stock of the Company during the past 60 days. No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by the Schedule 13D and this Amendment No. 6.

Item 7. Material to be Filed as Exhibits.

     The information in Item 7 is hereby amended and supplemented by adding the following thereto:

     Exhibit 1 Joint Filing Agreement dated September 10, 2003.

SIGNATURES

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2003	KU LEARNING, L.L.C., a Delaware limited liability company

/s/ STANLEY E. MARON

By: Stanley E. Maron Its: Assistant Secretary

KNOWLEDGE UNIVERSE, L.L.C., a Delaware limited liability company

/s/ STANLEY E. MARON

By: Stanley E. Maron Its: Secretary

ET HOLDINGS, L.L.C., a Delaware limited liability company

/s/ STANLEY E. MARON

By: Stanley E. Maron Its: Assistant Secretary

ET CONSOLIDATED, L.L.C., a Delaware limited liability company

/s/ STANLEY E. MARON

By: Stanley E. Maron Its: Assistant Secretary

HAMPSTEAD ASSOCIATES, L.L.C., a Delaware limited liability company

By: RIDGEVIEW ASSOCIATES, LLC, a California limited liability company Its: Manager

/s/ LOWELL J. MILKEN

By: Lowell J. Milken Its: Manager

MOLLUSK HOLDINGS, L.L.C., a California limited liability company

By: CEPHALOPOD CORPORATION Its: Member

/s/ PHILIP B. SIMON

By: Philip B. Simon Its: President

CEPHALOPOD CORPORATION, a California Corporation

/s/ PHILIP B. SIMON

By: Philip B. Simon Its: President

LAWRENCE INVESTMENTS, LLC, a California limited liability company

/s/ PHILIP B. SIMON

By: Philip B. Simon Its: President

RIDGEVIEW ASSOCIATES, LLC, a California limited liability company

/s/ LOWELL J. MILKEN

By: Lowell J. Milken Its: Manager

/s/ MICHAEL R. MILKEN

Michael R. Milken, an individual

/s/ LOWELL J. MILKEN

Lowell J. Milken, an individual

/s/ LAWRENCE J. ELLISON

Lawrence J. Ellison, an individual by Philip B. Simon his attorney-in-fact

BLESBOK LLC, a Delaware limited liability company

/s/ STANLEY E. MARON

By: Stanley E. Maron Its: Secretary

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement dated as of September 10, 2003